Exhibit I

BOARD DIVERSITY MATRIX

	As of August 3, 2022	As of July 10, 2023
Country of Principal Executive Offices	Greece	Greece
Foreign Private Issuer	Yes	Yes
Disclosure Prohibited Under Home Country Law	No	No
Total Number of Directors	7	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors
As of August 3, 2022	1	6	0	0
As of July 10, 2023	1	6	0	0

	As of August 3, 2022	As of July 10, 2023
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1	1
LGBTQ+	0	0
Did Not Disclose Demographic Background	0	0